[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

                                                                                 March 29, 2006

VIA EDGAR

    Re:
    KKR Financial Corp.—
    Post-Effective Amendment No. 1 to the Registration
    Statement on Form S-11, File No.: 333-124135

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

        On behalf of KKR Financial Corp., a corporation organized under the laws of the state of Maryland (the "Company"), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, Post-Effective Amendment No. 1 (the "Post-Effective Amendment") to the Registration Statement on Form S-11 (File No. 333-124135). This Post-Effective Amendment is being filed to update certain information in the Registration Statement, including the financial statements and financial information for the year ended December 31, 2005, and to add additional selling stockholders.

        Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-2948; fax: 212-455-2502) or Andrew Sossen (phone: 212-455-7279; fax: 212-455-2502).

Best regards,
Joseph H. Kaufman, Esq

Attachment

cc:
David A. Netjes, Chief Operating Officer and Chief Financial Officer